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VIA EDGAR

August 16, 2005

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

        Re:    The Gabelli Equity Trust Inc.
               Registration Statement on Form N-14
               (File No. 333-126111)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant's Registration Statement on Form N-14 referenced above be accelerated so that it will become effective at 4:00 p.m. on August 17, 2005 or as soon as practicable thereafter.

Very truly yours,



By:  /s/ James E. McKee
     --------------------------------------
     Name:  James E. McKee
     Title:   Secretary of The Gabelli Equity Trust Inc.